SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 6)

DUSA PHARMACEUTICALS, INC.

(Name of Subject Company)

DUSA PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common Stock, no par per share

(Title of Class of Securities)

266898105

(CUSIP Number of Class of Securities)

Robert F. Doman

Chief Executive Officer

25 Upton Drive

Wilmington, MA 01887

(978) 657-7500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Nanette W. Mantell, Esq.

Reed Smith LLP

136 Main Street, Suite 250

Princeton, NJ 08540

(609) 514-8542

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment.

This Amendment No. 6 (this “Amendment No. 6”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on November 21, 2012 (which together with Amendment No. 1 filed on November 29, 2012, Amendment No. 2 filed on December 3, 2012, Amendment No. 3 filed on December 5, 2012, Amendment No. 4 filed on December 13, 2012, Amendment No. 5 filed on December 14, 2012 and this Amendment No. 6, and as subsequently amended and supplemented from time to time, collectively constitute the “14D-9”), by DUSA Pharmaceuticals, Inc., a New Jersey corporation (the “Company”). The 14D-9 relates to the cash tender offer (the “Tender Offer” or “Offer”) by Caraco Acquisition Corp., a New Jersey corporation (“Acquisition Sub”), a wholly-owned subsidiary of Caraco Pharmaceutical Laboratories, Ltd. (“CPL”), a Michigan corporation, a subsidiary of Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”), to purchase all of the Company’s outstanding shares of common stock at a price of $8.00 per share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase dated November 21, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and related Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the 14D-9. CPL is owned by Sun Pharma Global, Inc., a corporation organized under the laws of the British Virgin Islands (“Sun Global”), and Sun Pharma. Sun Global is wholly owned by Sun Pharma.

The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 8, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Sun Pharma, Acquisition Sub and the Company. Sun Pharma assigned its rights under the Merger Agreement as of November 16, 2012 to CPL. Notwithstanding such assignment, in accordance with the terms of the Merger Agreement, Sun Pharma remains liable and obligated under the Merger Agreement.

Capitalized terms used, but not otherwise defined, in this Amendment No. 6 shall have the meanings given in the 14D-9. All information in the 14D-9 is incorporated by reference in this Amendment No. 6, except that such information is hereby amended to the extent specifically provided herein.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of Item 8:

(j) Expiration of the Offer

CPL announced on Thursday, December 20, 2012 that the Offer and withdrawal rights expired at 12:00 Midnight, New York City time, on December 19, 2012. The depositary for the Offer advised that, as of the expiration time, an aggregate of approximately 20,946,624 Shares (excluding approximately 1,035,094 Shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 82.4% of the total outstanding Shares.

Acquisition Sub exercised the Top-Up Option to increase its ownership to more than 90% of the number of shares of Common Stock outstanding (after giving effect to the issuance of the shares of Common Stock pursuant to the Top-Up Option). As described in the Merger Agreement, the purchase price per share of Common Stock in respect to the Top-Up Option is a price per share equal to the Offer Price. The number of shares sold pursuant to the Top-Up Option was an amount sufficient to ensure that Acquisition Sub and CPL can effect a “short-form” merger under applicable New Jersey law.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, CPL and Acquisition Sub will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company. Accordingly, CPL and Acquisition Sub intend to promptly effect a “short-form” merger in which Acquisition Sub will be merged with and into the Company, with the Company surviving the Merger and continuing as a wholly owned direct subsidiary of CPL. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (except for Shares held by (i) DUSA as treasury stock or (ii) Sun Pharma, CPL or their direct or indirect subsidiaries) will be converted into the right to receive the Offer Price per share net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price will be cancelled and cease to exist. Following the Merger, the Shares will no longer be listed on the Nasdaq Global Market and the Company’s reporting obligations will be suspended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2012

DUSA PHARMACEUTICALS, INC.

By:	/s/ Richard C. Christopher
Name:	Richard C. Christopher
Title:	Vice President, Finance and Chief Financial Officer